Skogn

07028197

FILE No.: 82-5226

Skogn, 16 November 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

RECEIVED NOV 2 8 2007

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Company press release; Final settlement of tax issue in Canada, dated 12 November, 2007*

(2) *Company press release; Ground-breaking European agreement for Norske Skog, dated 14 November, 2007*

(3) *Company press release; Financial calendar 2008, dated 16 November, 2007*

(4) *Presentation held by CEO Christian Rynning-Tønnesen at Deutsche Bank 5th European Paper Seminar in London, 14 November, 2007 (published on Oslo Stock Exchange 15 November, 2007)*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA
NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

Message to Oslo Stock Exchange

Final settlement of tax issue in Canada

Norske Skog and the tax authorities in Canada have signed an agreement regarding an issue relating to a subsidiary of the company Fletcher Challenge, which was acquired in year 2000. According to the agreement, Norske Skog will pay an amount of around NOK 240 million as the final settlement. The amount will be booked as tax cost in the accounts for Q 4, 2007.

Norske Skog has earlier informed that the issue might in the worst case amount to a claim of about NOK 4.5 billion, as described in note 10 to the consolidated accounts for 2006.

Oxenøen, 12 November, 2007

NORSKE SKOGINDUSTRIER

Corporate Communication

Norske Skog

Press Release

Ground-breaking European agreement for Norske Skog

Norske Skog has entered into a long-term delivery agreement for newsprint with the British media group News International Limited. Norske Skog Skogn will be the primary paper supplier for the agreement.

The agreement amounts to a significant share of the mill's annual production capacity.

New International is the British company of News Corporation, part of Rupert Murdoch's media conglomerate. The group publishes some of the most prestigious newspapers in Britain, Ireland and Northern Ireland, including The Sun, The Times and The Sunday Times, News of The World and the free newspaper thelondonpaper.

"This is a very important agreement for the Norske Skog group and we are happy for this confirmation of our position as the preferred supplier of newsprint to the most influential media players. This is a ground-breaking agreement for Norske Skog in the European newsprint market. This gives us the opportunity to cooperate even closer with the customer and thus intensify the effort to reduce costs in the value chain," says CEO Christian Rynning-Tonnesen.

Environmental concerns are important to both News Corporation and Norske Skog. Jointly the parties will seek solutions that address environmentally friendly performance.
One initiative involves delivering a significant percentage of the paper to News International on reusable and recyclable cores.

The News Corporation's newspaper division is one of Norske Skog's largest global customers. Norske Skog has long been one of News Corporation's main suppliers in England, Ireland, and the USA, as well as in Australasia, where it also has a long-term delivery agreement.

Oxenøen, 14 November 2007
Norske Skog
Corporate Communication

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Message to Oslo Stock Exchange

NSG – Financial Calender 2008

Norske Skog has the following financial calender for 2008:

Thursday, February 7:	4th quarter 2007 and preliminary figures, full year 2007
Thursday, April 24:	Annual General Meeting
Thursday, May 8:	1st quarter 2008
Thursday, August 7:	2nd quarter 2008
Thursday, November 6:	3rd quarter 2008

Oxenøen, 16 November, 2007

NORSKE SKOG

Investor Relations

82-5226
15.11.2007





Norske Skog

Deutsche Bank 5th European Paper Seminar
London, 14 November, 2007

Christian Rynning-Tønnesen, CEO

Agenda

- Norske Skog headlines
- Q3 Financials
- Cost and consumption
- Market Update
- Summary


DIE WELT
VANGUARD
FIGARO

Norske Skog Headlines (1)

- Leading global producer of newsprint and magazine paper:
  - 19 mills in 14 countries
  - ~ 50% of the capacity outside Europe
  - Capacity based on ownership: 6.5M tonnes
  - Total revenue (2006 ~ NOK 28.8 billion)
  - Market cap ~ NOK 9 billion (EUR 1.2 billion)
- Foreign ownership ~ 65%



Source: Company Information

Norske Skog Headlines (2)

- The ONLY global producer within publication paper grades
- Widespread geographic footprint with strong market positions in all major regions except North America, and presence in high growth regions
- Streamlined operations with high competence in core areas
- Far-reaching profit improvement program on track



Source: Company Information

A Leading Global Producer

Newsprint
1 000 tons / year



AbitibiBowater
8 140
Norske Skog
5 040
Stora Enso
3 410
UPM
2 985
0
2000
4000
6000
8000
10000

Magazine Paper
1 000 tons / year



UPM
5 475
Stora Enso
4 826
Myllykoski
2 177
Norske Skog
1 370
International Paper
1 370
0
1000
2000
3000
4000
5000
6000

Source: Company Report.
Note: Bowater and Abitibi have completed merger of their operations 29 Oct 2007.

The world of Norske Skog


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Hebei
Chongwon
Jeonju
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Bio Bio
Pisa

Norske Skog: A balanced raw material base



Total capacity:
News
5,1
2,8
2,3
Mag
1,4
0,8
0,6
Production based on:
Recovered paper
Wood
Fillers, coating, mkt pulp



2,2
1,1
1,1
News
0,8
0,5
0,3
LWC
0,6
0,3
0,3
SC
1,6
1,5
0,1
News
0,9
0,15
0,75
News
0,3
News

Norske Skog

Norske Skog's global capacity

Total capacity ~ 6.475 mill. tons

40 % Norway
60 % Continental Europe



25 %
34 %
15 %
5 %
21 %
Asia
Australasia
South America
Europe - magazine
Europe - newsprint

49 % Norway
51 % Continental Europe

Source: Annual report 2006

Newsprint: 79 % of total
Magazine: 21 % of total

32 % of total **newsprint** capacity is in Asia

Export share of Norwegian production 90%

Financial Overview

Norske Skog

Key figures Q3 2007

	Q3 2007	Q2 2007	Q3 2006
Revenue	6 641	6 794	7 192
EBITDA*	850	1 129	1 322
EBIT *	139	416	495
Interest / Other financial items	(277)	(242)	(278)
Currency gain/loss	370	187	(243)
Pre Tax profit	280	173	(3 779)
EBITDA margin*	12,8 %	16,6 %	18,4 %

* Clean figures

Figures by segments
Q3 2007 vs Q2 2007

	Revenue		EBITDA		EBIT	
	Q3 2007	Q2 2007	Q3 2007	Q2 2007	Q3 2007	Q2 2007
Europe News	**2 156**	2 257	**364**	456	**194**	280
Europe Magazine	**1 767**	1 556	**138**	148	**(10)**	2
Total Europe	**3 923**	3 813	**502**	604	**184**	282
Asia	**1 329**	1 433	**143**	241	**(26)**	82
Australasia	**940**	985	**211**	278	**29**	104
South America	**316**	345	**47**	85	**18**	46
Total regions	**6 508**	**6 576**	**903**	**1 208**	**205**	**514**
Other activities / staff	**133**	218	**(53)**	(79)	**(66)**	(98)
Consolidated "clean"	6 641	6 794	850	1 129	139	416

Balance sheet & cash flow – key figures Q3 2007

		Q3 2007	Q2 2007	Q3 2006
Net CF from operating activities	Mill. NOK	772	266	1 645
Investments	Mill. NOK	(449)	(499)	(346)
CFPS	NOK	4.07	1.40	6.68
Total assets	Mill. NOK	44 214	47 071	45 265
Net interest-bearing debt	Mill. NOK	16 231	17 462	17 784
Gearing		0.98	1.04	1.02
Equity per share	NOK	87	88	93
ROCE, adjusted	%	1.54	4.49	5.00

Debt Maturity Schedule 30 Sept, 2007


DEBT MATURITY SCHEDULE AS OF 30.09.2007
Norske Skog
NOK millio
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
448
876
1,482
4,402
3,545
1,240
1,089
3,967
1,089
2007
2008
2009
2010
2011
2012-14
2015-16
2017
2033
YEAR

 Norske Skog

Cost and consumption

Norske Skog

Total cost breakdown - 2006

Total cost


Distribution
10 %
Depreciation
12 %
Other cost
12 %
Labour cost
12 %
Energy
18 %
Raw materials
36 %

Raw materials


25 % (9%)
30 % (11%)
10 % (4%)
35 % (12%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Norske Skog

Wood

- Increased prices in continental Europe autumn 2006 – demand driven (Building industry, board and bio energy)
- Lower prices following storm felling in Germany first half year 2007 – expected to increase back to level at the end of 2006
- Russian export taxes implemented summer 2007 influence price in Finland, with knock-on effect in Sweden
- European market currently looks to have adequate supply, but pricing remains volatile
- Southern hemisphere - 35% of total wood consumption at much lower prices than in Europe

Wood consumption 2006 ~ 6,4 mill. m3



13 %
1 %
41 %
20 %
25 %
Norway
Continental Europe
Australasia
South America
Asia



34 %
66 %
Roundwood
Chips

Norske Skog

Recovered Paper

- Increased Global RP prices in 2007 – mainly driven by the new capacities in China
- From October 1st 2007, Sea-freight rates Europe-Asia increased. The expected result could be:
  - Decrease in Europe
  - Increase in the Far East

NSI RP Consumption 2006
3,4 Million ton



6 %
4 %
36 %
54 %
Asia
Contintental Europe
Norway
Australia

Recovered paper prices in Germany (CEPI)
2002 – 1 HY 2007 – Old newspapers/magazines



140,0
130,0
120,0
110,0
100,0
90,0
80,0
70,0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2 002
2 003
2 004
2 005
2 006
2 007

Energy consumption by source and region

Energy consumption (excluding self generated thermal)
~ 19 Twh (= 19 billion kWh)



15 %
27 %
58 %
Electricity
Gas & Oil
Coal & Bio & Steam



18 %
24 %
21 %
6 %
31 %
Norway
Continental Europe
South America
Australasia
Asia

Norske Skog

Market Update

Norske Skog

Publication Paper
Regional Demand 2006 & Growth 2006 vs. 2005



Tonnes 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
+2.0%
+2.2%
-4.1%
-0.3%
+3.0%
+2.6%
+7.6%
+6.1%
-4.8%
-5.6%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources: Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Publication Paper - A Global Yet Regional Market



- **Europe**
  - Low growth and overcapacity on newsprint
  - Overcapacity also on magazine paper
  - Adverse effect of € appreciation
  - Restructuring potential
- **Asia**
  - High growth
  - Capacity increases in China
- **Australasia**
  - Low cost production
  - Close to customers
- **North-America**
  - Declining demand
  - Consolidation to provide supply discipline
  - Canadian industry currently suffering from strong CAD
- **South-America**
  - Access to low-cost fibre
  - Increasing demand with positive long term outlook

Source: Company Report.

Trade Flows 2006 (est.)
Standard Newsprint



N. America
Demand: 9 765
Domestic Del: 9 623
Total Del: 11 865
Europe
Demand: 11 114
Domestic Del: 10 699
Total Del: 12 225
Asia
Demand: 12 963
Domestic Del: 10 940
Total Del: 11 118
L.America
Demand: 1 838
Domestic Del: 834
Total Del: 860
Africa
Demand: 698
Total Del: 399
Australasia
Demand: 828
Total Del: 739
406
845
151
888
1 118

Source: PPPC World Newsprint Stastistics – Flash Report for December 2006

Norske Skog

Newsprint shipments from Canada to Europe


North American market share in Europe
NA exports to Europe
Market share in %
Tonnes in 000's
250
200
150
100
50
-
8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
Q1-2004
Q2-2004
Q3-2004
Q4-2004
Q1-2005
Q2-2005
Q3-2005
Q4-2005
Q1-2006
Q2-2006
Q3-2006
Q4-2006
Q1-2007
Q2-2007
Q3-2007

Sources: PPPC

Market Update November 2007 - non Asia

- Newsprint in Europe:
  - Limited growth potential
  - Market balance affected by USD weakness and changes in trade flows
- Magazine Paper in Europe:
  - Increased demand
  - Still Challenging - closures improve the supply and demand balance
  - Possible positive impact from tight situation in NA
- Newsprint in South America:
  - Strong increase in consumption
  - Long term potential continues to be positive
- Newsprint in Australasia:
  - Increased demand
  - Price reductions following price formula linked to US West coast

Market Update November 2007 – Asia and China

- Strong growth in newsprint demand:
  - Region total YTD August: +2.1%
    - China: +7.8%;
    - South Korea: +1.6%
- Significant new capacity coming online in China:
  - 1.7 M tonnes in 2006-2008 (before closures)
  - Low prices, but small increases as from August

Regional Per Capita Newsprint Consumption



Kilogram / Capita
50
40
30
20
10
0
46
43
38
35
35
35
34
33
30
27
26
15
4
2
1
1
Hong Kong
Sweden
Norway
UK
Canada
USA
Australia
Singapore
Japan
S Korea
Germany
Taiwan
Thailand
China
Indonesia
India

Source: PPPC, research reports.

Norske Skog

Market Update November 2007 - China

- Compelling long term potential in China:
  - Growth driven by increase in readership and GDP
  - Strong growth despite restrictions on advertising and editorial writing
  - Substantial up-side in demand if following "political ambitions" materialize:
    - Shift from "Investment and Exports" to "Retail" driven economy (Peoples' 16th Party Congress, 2006)
    - Increased subsidies for free circulation of Newspapers to rural areas (Peoples' 17th Party Congress, 2007)



Daily Copies Sold in the 5 Largest Markets
Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Actions and summary

Norske Skog

Changing industry and market trends

- The old clusters – Nordic countries and Canada – are less important with the increased capacity and self-sufficiency in Asia and South America.
- Additionally the old cluster experience stagnation and decline in their home regions.
- Location of capacity expanded away from the old clusters home base, because of
  - Recovered paper based production
  - Recently: Increased wood, energy and transportation costs
- Norske Skog has reacted to this with expansion outside Europe and withdrawing from North America
- The industry has not adapted fast enough:
  - Overcapacity, limited pricing power, weak results

Changing industry and market trends – Our response

- We have reacted immediately when these signs became evident.
  - Closures 2006 (in tons):

Union	265 000	(2 PM's in Norway)
Jeonju	180 000	(2 PM's in Korea)
Tasman	130 000	(1 PM in New Zealand)
TOTAL	**575 000**	

  - Market downtime 2007/08:
    - 2. half year 2007 — 70 000 tons newsprint Europe
    - 2008 — 200 000 tons newsprint Europe

Profitability improvement program, Q3 2007

Adjusted EBITDA development quarterly average 2005 – Q3 2007



MNOK
1 200
1 000
800
600
400
200
0
1 002
50
650
50
400
850
"Clean" EBITDA, quarterly average 2005
Sales price
Cost increase
Other
Profitability Improvement Q3 2007
"Clean" EBITDA Q3 2007

Asset review

- Overcapacity is our biggest challenge
- Permanent solutions are needed
- We will perform a global review of all our paper machines, focusing on:
  - Cost base
  - Profitability
  - Market outlook
  - Possible conversions
- Candidates for conversions and/or permanent closures will be identified during first half of 2008

Seen from our customers perspective



Daily Ad Revenues
1 year up 3.8%
5 year up 15.8%
Daily Circulations
1 year up 2.3%
5 year up 9.5%
Paid & Free Circulations
1 year up 4.6%
5 year up 14.8%
NEWSPAPERS ARE A GROWTH BUSINESS
$6 Billion
Investment in the industry
Last 18 Months
Newspapers Online
1 year up 16%
3 year up 80%
Daily Titles
1 year up 3.46%
5 year up 17.67%

Source: World Association of Newspapers (WAN)

Deutsche Bank 5th European Paper Seminar
London, 14 November, 2007

Christian Rynning-Tønnesen, CEO

END

END

Norske Skog